FILE NO. 333-
                                                                    CIK #1246755

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                            Registration Statement on
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trust Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN UNIT TRUSTS, TAXABLE INCOME SERIES 64

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                           1221 Avenue of the Americas
                            New York, New York 10020

     D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER LLP             VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy         Attention:  A. Thomas Smith III
         111 West Monroe Street             1221 Avenue of the Americas
         Chicago, Illinois  60603           New York, New York  10020

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:


  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.




                 Preliminary Prospectus Dated February 10, 2004

                             VAN KAMPEN UNIT TRUSTS,
                            TAXABLE INCOME SERIES 64

         The attached final Prospectus for a prior series of the fund is hereby used as a preliminary Prospectus for the above stated series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this series are expected to be comparable to those of the securities deposited in the previous series. However, the Estimated Current Return for this series will depend on the interest rates and offering prices of the securities in this series and may vary materially from that of the previous series.

         A registration statement relating to the Units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen Unit Trusts, Taxable Income Series 52 (Registration No. 333-109461) as filed on January 8, 2004, which shall be used as a preliminary prospectus for the current series of the fund.)



                       CONTENTS OF REGISTRATION STATEMENT

     This registration statement comprises the following papers and documents:

        The facing sheet
        The prospectus
        The signatures
        The consents of independent public accountants, rating services and legal counsel

     The following exhibits:

     1.1  Trust Agreement (to be filed by amendment).

   1.1.1  Standard Terms and Conditions of Trust (to be filed by amendment).

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered (to be filed by amendment).

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be filed by amendment).

     4.1  Consent of initial evaluator (to be filed by amendment).

     4.2  Consent of Grant Thornton LLP (to be supplied by amendment).

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 420 (File No. 333-110745) dated January 2, 2004.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolio, Series 369 (File No. 333-101485) dated December 3, 2002.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Van Kampen Unit Trusts, Taxable Income Series 64 has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 10th day of February, 2004.

                                                 VAN KAMPEN UNIT TRUSTS, TAXABLE
                                                                INCOME SERIES 64

                                                        By VAN KAMPEN FUNDS INC.
                                                                     (Depositor)

                                                            By /s/ GINA COSTELLO
                                                             -------------------
                                                                  Vice President

         Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below on February 10, 2004 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Mitchell M. Merin                   Chairman                                  )

A. Thomas Smith III                 Managing Director                         )

John L. Sullivan                    Managing Director                         )

David M. Swanson                    Managing Director                         )

                                                               /s/ GINA COSTELLO
                                                                ----------------
                                                             (Attorney-in-fact*)

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         *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.